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SEC FILE NUMBER
1-9389
CUSIP NUMBER
124661109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: July 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

C&D Technologies, Inc.

Full Name of Registrant

Former name if applicable

1400 Union Meeting Road

Address of Principal Executive Office (Street and Number)

Blue Bell, PA 19422

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

C&D Technologies, Inc. (the “Company”, “we” and “our”) is not able, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the fiscal quarter ended July 31, 2010 on the original September 9, 2010 due date. The Company performs an annual goodwill impairment test in the fourth quarter of its fiscal year for its one reporting unit. However, given the recent decrease in the Company’s market capitalization and continuing operating losses, the Company believes that the presence of these impairment indicators necessitates testing for impairment on an interim basis as of July 31, 2010. The Company will not complete the required analysis to determine the amount of the goodwill impairment charge prior to the prescribed filing date. The Company expects to complete the analysis, record the goodwill impairment charge within the second quarter and file its Form 10-Q within the 5-day extension period afforded by Rule 12b-25, or September 14, 2010.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ian J. Harvie, Vice President and Chief Financial Officer	215	619-7835
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In accordance with relevant accounting standards, the Company assesses the carrying value of its goodwill using a two step, fair value based test. The first step compares the fair value of the reporting unit to its carrying amount, including goodwill. The Company has, as of the date of this filing, determined that the carrying amount of the reporting unit, or book equity value exceeds its estimated fair value, and is currently completing its assessment of the second step, which determines the amount of a goodwill impairment by comparison of the implied value of goodwill to the book value of goodwill. The implied value of goodwill is dependent upon estimates of future cashflows and other factors, and includes estimating the fair value of the Company’s assets and liabilities. That analysis is still subject to completion and review by the Company and its advisors. The Company currently estimates that the amount of the pre-tax impairment charge to be recognized as a result of this analysis ranges between $40 million and $60 million.

Forward-Looking Statements

This Form 12b-25 contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, including statements regarding the Company’s intention to file its Form 10-Q on or before the fifth day following its prescribed due date (the “extension deadline”) and the completion of matters necessary to permit filing by the extension deadline. There can be no assurances that these forward-looking statements will be achieved, and actual results could differ materially from those suggested by such forward-looking statements. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “guidance,” “forecast,” “plan,” “outlook” and similar expressions in filings with the Securities and Exchange Commission identify statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 and are intended to come within the safe harbor protection provided by those sections. The forward-looking statements are based upon management’s current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

The Company’s actual results could differ materially from those anticipated in forward-looking statements as a result of a variety of factors, including those discussed in “Risk Factors” included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2010, which should be read in conjunction with the Company’s Quarterly Report on Form 10-Q for the quarter ended April 30, 2010, including the risk factors contained therein. We caution you not to place undue reliance on these forward-looking statements. Further, factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to, the following general factors:

•	the Company’s ability to finalize its assessment of the second step of its goodwill analysis by the extension of the deadline; and

•	the possibility that the pre-tax impairment charge to be recognized as a result of the goodwill impairment analysis differs from the Company’s current estimate.

C&D Technologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 8, 2010	By:	/s/ Ian J. Harvie, Vice President and Chief Financial Officer